UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EOS ENERGY ENTERPRISES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29415C101
(CUSIP Number)

Cerberus Capital Management II, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
Cerberus Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
142,282,584 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
142,282,584 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
142,282,584 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1) Includes 43,276,194 shares of common stock of Eos Energy Enterprises, Inc. (the “Issuer”) issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of common stock of the Issuer issuable upon conversion of 31.940063 shares of the Issuer’s Series B-1 Non-Voting Convertible Preferred Stock (“Series B-1 Preferred Stock”), 28,806,463 shares of common stock of the Issuer issuable upon conversion of 28.806463 shares of the Issuer’s Series B-2 Non-Voting Convertible Preferred Stock (“Series B-2 Preferred Stock”), and 38,259,864 shares of common stock of the Issuer issuable upon conversion of 38.259864 shares of the Issuer’s Series B-3 Non-Voting Convertible Preferred Stock (“Series B-3 Preferred Stock”).
(2) Based on 217,904,747 shares of common stock outstanding as of October 31, 2024, based on information received from the Issuer.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
142,282,584 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
142,282,584 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
142,282,584 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 43,276,194 shares of common stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of common stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 28,806,463 shares of common stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, and 38,259,864 shares of common stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock.
(2) Based on 217,904,747 shares of common stock outstanding as of October 31, 2024, based on information received from the Issuer.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
142,282,584 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
142,282,584 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
142,282,584 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 43,276,194 shares of common stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of common stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 28,806,463 shares of common stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, and 38,259,864 shares of common stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock.
(2) Based on 217,904,747 shares of common stock outstanding as of October 31, 2024, based on information received from the Issuer.

AMENDMENT NO. 4 TO SCHEDULE 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Cerberus Capital Management II, L.P. (“Cerberus Capital Management II”), CCM Denali Equity Holdings, LP (“CCM Denali Equity”) and CCM Denali Equity Holdings GP, LLC (“CCM Denali Equity GP”, and together with Cerberus Capital Management II and CCM Denali Equity, the “Reporting Persons”) on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, and Amendment No. 3 filed on September 12, 2024.  This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

As previously disclosed, on June 21, 2024, the Issuer entered into a credit and guaranty agreement (the “Credit Agreement”) by and among the Issuer, as borrower, the guarantors party thereto, the various lenders party thereto (the “Lenders”), and CCM Denali Debt Holdings, LP., as administrative agent and collateral agent, pursuant to which the Lenders have agreed to provide a secured multi-draw term loan facility in an aggregate amount of up to $210.5 million (the “Delayed Draw Term Loan”) to be made in up to four installments ($75 million, which was funded on June 21, 2024, $30 million, which was funded on August 29, 2024, and the remainder upon two additional draws), and a revolving credit facility in an aggregate amount of up to $105 million, to be made available at the Lenders’ sole discretion and only if the Delayed Draw Term Loan is fully funded, on terms and subject to conditions set forth in the Credit Agreement.  Pursuant to the previously disclosed Securities Purchase Agreement, upon each draw under the Delayed Draw Term Loan, the Issuer will issue and sell to CCM Denali Equity in private placement transactions Warrants and/or Preferred Stock in amounts representing predetermined, fully diluted, percentages (an “Applicable Percentage”) of Common Stock. Upon any failure to achieve a milestone, in addition to not being able to receive a draw on the Delayed Draw Term Loan unless waived by the Lenders, the Applicable Percentage will be subject to up to a 4.0% increase for all milestone events as to each of the remaining milestone measurement dates.

On October 31, 2024, the Issuer and Cerberus Capital Management II mutually confirmed that the Issuer satisfied all four applicable performance objectives comprising the second milestone required to draw an additional $65 million on the Delayed Draw Term Loan (the “Second Milestone”) related to the Issuer’s automated production line, materials costs, Z3 technology performance and backlog/cash conversion, pursuant to the terms of the Credit Agreement. On October 31, 2024, the Issuer submitted a borrowing request under the Credit Agreement, and on November 1, 2024, the Lenders funded the full amount of the scheduled $65 million draw under the Delayed Draw Term Loan.

In connection with the additional draw and pursuant to the terms and conditions of the Credit Agreement and Securities Purchase Agreement, the Applicable Percentage increased by 6.1%, and as a result the Issuer issued to Cerberus Denali Equity 38.259864 shares of a newly designated Series B-3 Non-Voting Convertible Preferred Stock (the “Series B-3 Preferred Stock”), which are convertible into an aggregate of 38,259,864 shares of Common Stock. Collectively, the Warrant issued on June 21, 2024, the previously issued shares of Series B-1 Preferred Stock, the previously issued shares of Series B-2 Preferred Stock, and the shares of Series B-3 Preferred Stock held by Cerberus Denali Equity are exercisable or convertible into, as applicable, an aggregate of 142,282,584 shares of Common Stock, or an Applicable Percentage of 30.9%.

If all draws under the Delayed Draw Term Loan are funded and the Issuer meets each of the remaining milestones under the Delayed Draw Term Loan, Cerberus Denali Equity will be entitled to receive Preferred Stock or Warrants aggregating to an Applicable Percentage of 33.0%, or assuming the number of the Issuer’s outstanding shares of Common Stock on a fully diluted basis does not change after November 1, 2024, Preferred Stock and Warrants with respect to an aggregate of 156,714,957 shares of Common Stock, including the Warrant issued on June 21, 2024, the shares of Series B-1 Preferred Stock, the shares of Series B-2 Preferred Stock and the shares of Series B-3 Preferred Stock already issued to Cerberus Denali Equity. Such shares of Preferred Stock and Warrant are directly or indirectly convertible into or exercisable for shares of Common Stock, subject only to a beneficial ownership cap of 49.9% of the issued and outstanding Common Stock of the Issuer.

As a result of meeting the Second Milestone, if the Lenders fund all draws under the Delayed Draw Term Loan and the Issuer fails to meet all of the remaining milestones under the Delayed Draw Term Loan, Cerberus Denali Equity would be entitled to receive Preferred Stock or Warrants aggregating to a maximum Applicable Percentage of 41.0% (originally 49.0%), or assuming the number of the Issuer’s outstanding shares of Common Stock on a fully diluted basis does not change after November 1, 2024, Preferred Stock and Warrants with respect to an aggregate of 221,107,338 shares of Common Stock, including the Warrant, Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock already issued to Cerberus Denali Equity.

Series B-3 Preferred Stock Certificate of Designation

On November 1, 2024, the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designation of Series B-3 Non-Voting Convertible Preferred Stock (the “Series B-3 Certificate of Designation”).

Under the terms of the Series B-3 Certificate of Designation, each share of Series B-3 Preferred Stock has an original issue price of $3,358,000 (the “B-3 Original Issue Price”). Each full share of Series B-3 Preferred Stock is initially convertible into 1.0 million shares of Common Stock and will be convertible at the option of the holder at any time through the Maturity Date (as defined in the Credit Agreement). Convertibility of the shares of Series B-3 Preferred Stock is subject to a beneficial ownership limitation of 49.9% of the number of shares of Common Stock that would be outstanding immediately after giving effect to any conversion of the shares of Series B-3 Preferred Stock as further described in the Series B-3 Certificate of Designation. Holders of the Series B-3 Preferred Stock are entitled to receive dividends or distributions on each share of Series B-3 Preferred Stock equal to dividends or distributions actually paid on each share of Common Stock on an as-converted basis.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Issuer, the holders of the Series B-3 Preferred Stock are entitled to receive distribution of any of the assets or surplus funds of the Issuer pro rata with the holders of the Common Stock and any other holders of the preferred stock of the Issuer issued pursuant to the terms of the Credit Agreement and Securities Purchase Agreement, including the Series B-3 Preferred Stock (the “Investor Preferred Stock”), in an amount equal to such amount per share as would have been payable had all shares of Series B-3 Preferred Stock been converted to Common Stock.

Under the terms of the Series B Certificate of Designation, at all times when the holders of the Investor Preferred Stock beneficially own at least 10% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-3 Certificate of Designation), such holders of Investor Preferred Stock of the Issuer, exclusively and voting together as a separate class, will have the right to appoint one director to the board of directors of the Issuer (the “Board”). At all times when holders of the Investor Preferred Stock beneficially own at least 15% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-3 Certificate of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a second director to the Board. At all times when holders of the Investor Preferred Stock beneficially own at least 30% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-3 Certificate of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a third director to the Board. At all times when holders of the Investor Preferred Stock beneficially own at least 40% of the capital stock of the Issuer (subject to adjustment as indicated in the Series B-3 Certificate of Designation), such holders of the Investor Preferred Stock, exclusively and voting together as a separate class, will have the right to nominate and designate a fourth director, who shall be designated by the Board or the nominating committee of the Board to a class of common directors and stand for election as a common director on the Board; provided that, the nominating committee of the Board determines that such appointment of the fourth director would not result in a change of control under any Issuer governing documents or applicable law or violate any applicable laws, including requirements of the Securities and Exchange Commission and Nasdaq. In the event that any such fourth director is not approved by the stockholders of the Issuer at the applicable annual meeting of stockholders, the holders of record of the shares of Investor Preferred Stock will have the right to appoint and elect a replacement for such director, pursuant to the approval requirements set forth above. To the extent any of such directors qualify to serve on any committees of the Board, for each such committee for which at least one director is qualified, such director will be invited to serve on such committee of the Board. So long as the holders of the Investor Preferred Stock have a right to appoint a director, the holders thereof will be entitled to appoint a non-voting observer to the Board. At all times when the holders of Investor Preferred Stock have a right to appoint a director, the holders of Investor Preferred Stock shall not vote any shares of Common Stock they receive upon the conversion of any Investor Preferred Stock or the exercise of any Warrants in any election of directors.

At any time after November 1, 2029, the outstanding shares of Series B-3 Preferred Stock held by any holder become redeemable for cash at the redemption price. The redemption price will be an amount per share equal to the greater of (i) the B-3 Original Issue Price, plus all accrued and unpaid dividends thereon, up to and including the date of redemption and (ii) the number of shares of Common Stock issuable upon conversion of the applicable Series B-3 Preferred Stock multiplied by the average of the closing sale price of the Common Stock for the five business days immediately prior to the date of redemption plus all accrued and unpaid dividends thereon, up to and including the date of redemption. Subject to certain excluded issuances, the Series B-3 Preferred Stock is subject to anti-dilution protection in the number of shares of Common Stock issuable upon conversion.

Until the later of (i) such time when the holders of Investor Preferred Stock shall no longer beneficially own at least 5% of the outstanding capital stock of the Issuer and (ii) November 1, 2029, the Investor Preferred Stock shall have certain other protective provisions including, among others, limiting the ability of the Issuer to perform any of the following without the affirmative vote or consent of the holders of the Investor Preferred Stock: (i) liquidate, dissolve or wind-up the business and affairs of the Issuer or effect any event that requires a distribution to the Issuer’s stockholders in accordance to their liquidation preference, or any other merger, consolidation, statutory conversion, transfer, domestication or continuance; (ii) amend, alter, repeal or waive any provision of the certificate of incorporation or bylaws of the Issuer in a manner that adversely affects the special rights, powers, preferences and privileges of the Investor Preferred Stock (or any series thereof); (iii) create or issue or obligate itself to issue shares of, or reclassify, any capital stock other than Excluded Issuances (as defined in the Series B-3 Certificate of Designation); (iv) increase or decrease the authorized number of shares of Investor Preferred Stock, or create any additional class or series of capital stock of the Issuer (other than increases in the number of authorized shares of Common Stock); or (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer other than (a) redemptions of or dividends or distributions on the Investor Preferred Stock as expressly authorized therein or in the certificate of designation of any Investor Preferred Stock, and (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock.

The Series B-3 Certificate of Designation also contains preemptive rights to participate in certain future equity offerings by the Issuer. If the Issuer proposes to offer or sell any New Securities (as defined in the Series B-3 Certificate of Designation), the Issuer shall first offer such New Securities to the holders of the Series B-3 Preferred Stock. The holder shall be entitled to participate in such offering of New Securities on a pro rata basis, determined by dividing (i) the number of shares of Series B Preferred Stock (“Series B Preferred Stock”), on an as-converted basis, held by such holder, by (ii) the total number of shares of Common Stock issued and outstanding at the time of such offering plus the number of shares of Series B Preferred Stock outstanding, on an as-converted basis.

The foregoing description of the Series B-3 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B-3 Certificate of Designation, a copy of which was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on November 4, 2024, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 217,904,747 shares of Common Stock outstanding as of October 31, 2024, based on information received from the Issuer. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity.  CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.  Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.

(c) The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The disclosure in Item 4 is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2024

CERBERUS CAPITAL MANAGEMENT II, L.P.
By:        /s/ Alexander D. Benjamin
Name:   Alexander D. Benjamin
Title:     Senior Managing Director and Chief Legal Officer
CCM DENALI EQUITY HOLDINGS, LP
By:        CCM Denali Equity Holdings GP, LLC, its general partner
By:        /s/ Alexander D. Benjamin
Name:   Alexander D. Benjamin
Title:     Manager
CCM DENALI EQUITY HOLDINGS GP, LLC
By:        /s/ Alexander D. Benjamin
Name:   Alexander D. Benjamin
Title:     Manager